Exhibit 99.1


                                [GRAPHIC OMITTED]



                        ELSCINT COMPLETES ACQUISITION OF
                        MANGO ISRAEL CLOTHING & FOOTWEAR

  - Mango is the Israeli Distributor and Seller of the Internationally Renowned
                        Retail Brand Name MANGO-MNG(TM) -

Tel-Aviv, Israel - May 5, 2005 - Elscint Ltd. (NYSE: ELT) ("Elscint") today announced that it completed the transaction for the acquisition of 100% of the equity and voting rights of Mango Israel Clothing & Footwear Ltd. ("Mango"), the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG(TM). Mango operates eight retail facilities in various cities in Israel. The consummation of the transaction follows the execution of a letter of intent, as previously reported on December 27, 2004.

Pursuant to the terms of definitive Share Purchase Agreement ("Agreement") signed on April 20, 2005, Elscint paid an aggregate amount of (euro)2.85 million (approximately $3.7 million at the date of this release) in consideration for the acquisition of the equity and voting rights of Mango, as well as for an option to operate an additional retail facility in Israel. Concurrently with the Share Purchase Agreement, Mango executed distribution agreements with the owners of the MANGO-MNG(TM) brand name for a 10-year period.

The newly appointed managing director of Mango has been awarded an option to acquire up to 10% of the equity and voting rights of Mango within 30 days from the completion of the transaction, and a second option to acquire up to an additional 10% of the equity and voting rights in the company exercisable no later than the first anniversary of the closing. Both options may be exercised in consideration for amounts equivalent to the cost to Elscint, pro rata.

The transaction was completed after receiving consent from certain third parties.

Rachel Lavine, president and CEO of Elscint, commented: "We are gratified that the transaction for the sale of the acquisition of Mango has now been finalized. The acquisition of Mango marks our first entry into the retail market and is a complement to our operations in the commercial real-estate market. We believe that the MANGO-MNG(TM) brand name offers a high potential to succeed in the Israeli apparel market. We intend to open a Mango flagship store in the Arena shopping and entertainment center. We believe this will be a worthy addition to Arena, and will promote Arena as the foremost brand name shopping center in Israel."

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Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.


This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.


For Further Information:

Company Contact                          Investor Contact
Marc Lavine, Adv.                        Kathy Price
Elscint Limited                          The Anne McBride Company
+ 972-3-608-6001                         + 212-983-1702 x212
mlavine@elscint.net                      kprice@annemcbride.com